OCI PARTNERS LP

P.O. Box 1647

Nederland, Texas 77627

(409) 723-1900

October 1, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

    Division of Corporation Finance

Re:	OCI Partners LP

        Registration Statement on Form S-1

        File No. 333-189350

Ladies and Gentlemen:

On behalf of OCI Partners LP (the “Partnership”), the undersigned hereby withdraws its previous request for acceleration of the effective date of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) by letter dated September 27, 2013 and, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on October 3, 2013, or as soon thereafter as practicable.

The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OCI PARTNERS LP

By:	OCI GP LLC,
its general partner

By:	/s/ Frank Bakker
Frank Bakker
President and Chief Executive Officer

cc:	Fady Kiama, OCI Partners LP Brett E. Braden, Latham & Watkins LLP Divakar Gupta, Latham & Watkins LLP G. Michael O’Leary, Andrews Kurth LLP Stephanie C. Beauvais, Andrews Kurth LLP